SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 May 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 17 May 2021 re: Update on our AGM

17 May 2021

LLOYDS BANKING GROUP PLC
UPDATE ON OUR AGM

This is an update on the arrangements for Lloyds Banking Group plc's Annual General Meeting (the 'AGM') in Edinburgh on Thursday 20 May 2021 at 11am.

The Scottish government has now published details of the COVID-19 restrictions and most of Scotland (including Edinburgh) is now in protection level 2. This means that we are now able to accommodate up to 100 shareholders at the AGM, subject to social distancing and other safety requirements.

Full details of the arrangements for the AGM, including the requisite safety arrangements and procedures, can be found on our website on www.lloydsbankinggroup.com/investors/shareholder-information/shareholder-meetings.html.

Given the restrictions on numbers, we have no choice but to limit attendance. We will give preference to shareholders who pre-register, in order of time of registration, and to the extent that there are any remaining spaces we will then try to accommodate any shareholders who have not pre-registered, on a first-come first-served basis on the day subject to social distancing and other safety requirements. Shareholders should pre-register their intention to attend the AGM through this link https://agm.lbgevent.com/ or by calling 01299 333 167. Pre-registration for the AGM will close when the capacity limit has been reached or if earlier at 6pm on Wednesday 19 May.

This means that if more than 100 shareholders seek to attend the AGM, we will have to refuse entry to any additional shareholders once we have reached capacity to avoid being in breach of the law. Because of this, we ask shareholders not to attend the AGM without pre-registering and receiving our confirmation of their place, as we cannot guarantee admission on the day. Shareholders are responsible for understanding and complying with the restrictions applicable to their own journey and should bear in mind that rules may differ between different parts of the UK.

We plan to livestream the AGM on our website so that shareholders who cannot attend in person are able to watch it. Please note that watching the livestream does not constitute attendance at the AGM.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 May 2021